Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	2017 (1)	2016	2015 (2)	2014 (3)	2013 (3)
	(In millions)
Income (loss) before extraordinary item (2) (3)	$1,792	$432	$(692)	$611	$311
Equity in (earnings) losses of unconsolidated affiliates, net of distributions	32	89	1,927	(2)	(58)
Income tax expense (benefit)	(729)	254	(438)	274	470
Capitalized interest	(9)	(8)	(10)	(11)	(11)
	1,086	767	787	872	712

Fixed charges, as defined:
Interest	390	429	457	471	484
Capitalized interest	9	8	10	11	11
Interest component of rentals charged to operating expense	3	3	3	4	7
Total fixed charges	402	440	470	486	502

Earnings, as defined	$1,488	$1,207	$1,257	$1,358	$1,214

Ratio of earnings to fixed charges	3.70	2.74	2.67	2.79	2.42

(1)
Net income for the year ended December 31, 2017 includes a reduction in income taxes of $1,113 million due to tax reform. See Note 14 for further discussion of the impacts of tax reform implementation.

(2)
Net income for the year ended December 31, 2015 includes a $1,633 million loss related to CenterPoint Energy's investment in Enable. See Note 10 for further discussion of CenterPoint Energy's investment in Enable.

(3)
Excluded from the computation of fixed charges for the years ended December 31, 2014, and 2013 is interest expense of $3 million and interest income of $6 million respectively, which is included in income tax expense.